Great Eagle Holdings Limited
鷹君集團有限公司
(Incorporated in Bermuda with limited liability)

Our Ref : ADM/CS/02/176

23rd April 2002 **REGISTERED MAIL**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

02028790

SUPPL

02 MAY -6 AM 8:41

Re: Great Eagle Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-3940

Dear Sirs,

A copy of Announcement dated 22nd April 2002 re: Connected Transaction : Nomination of Nominated Sub-contractors is enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of Great Eagle Holdings Limited.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that Great Eagle Holdings Limited is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed stamped, self-addressed envelope.

Yours faithfully,
For and on behalf of
Great Eagle Holdings Limited

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Peter Tsang
Company Secretary

dlw 5/6

PT/SA/kc
AR/COR/sec-usa

c.c. **Mr. Jonathan Lemberg of Morrison & Foerster** (w/o encl.)
23/F., Entertainment Building, 30 Queen's Road Central, Hong Kong

Principal Place of Business:
33RD FL., GREAT EAGLE CENTRE, 23 HARBOUR ROAD, WANCHAI, HONG KONG.
TEL: 2827 3668 FAX: 2827 5799 2827 ...

Great Eagle Holdings Limited
鷹君集團有限公司

Incorporated in Bermuda with limited liability

Connected Transaction: Nomination of Nominated Sub-contractors

The directors of the Company announce that the Developer, a wholly-owned subsidiary of the Company, has on 22 April 2002 nominated NSC(A) as the nominated sub-contractor for the E&M Sub-contract and NSC(B) as the nominated sub-contractor for the P&D Sub-contract. The aggregate contract sum for the Sub-contracts is HK$332 million. The Nominations for the Sub-contracts constitute connected transactions for the Company under the Listing Rules. The aggregate contract sum aforesaid falls within the threshold under Rule 14.25(1) of the Listing Rules. Details of the connected transactions will be included in the Company's next published annual report and accounts.

Parties:

Developer:	Renaissance City Development Company Limited, a wholly-owned subsidiary of the Company
Main Contractor:	Sun Fook Kong Holdings Limited, the main contractor appointed by the Developer under the Main Contract
NSC(A):	Sun Fook Kong E&M Management Limited, a wholly-owned subsidiary of the Main Contractor, nominated by the Developer as the nominated sub-contractor for the E&M Sub-contract
NSC(B):	Daido Steel Works & Engineering Limited, a wholly-owned subsidiary of the Main Contractor, nominated by the Developer as the nominated sub-contractor for the P&D Sub-contract

Sub-contracts:

E&M Sub-contract:	Sub-contract for Heating, Ventilation & Air-conditioning ("HVAC") and Electrical Installation for the Mongkok Project to be made between the Main Contractor and NSC(A)
P&D Sub-contract:	Sub-contract for Plumbing, Drainage & Town Gas Installation for the Mongkok Project to be made between the Main Contractor and NSC(B)

Services Acquired:

NSC(A):	Under the E&M Sub-contract, NSC(A) will provide HVAC and electrical installation for the Mongkok Project
NSC(B):	Under the P&D Sub-contract, NSC(B) will provide plumbing, drainage and Town Gas installation for the Mongkok Project

Contract Sums:

E&M Sub-contract:	HK$279 million
P&D Sub-contract:	HK$53 million
Total:	HK$332 million

The contract sums of the Sub-contracts have already been included in the total contract sum of HK$3,110 million for the Main Contract. The Developer will pay the Main Contractor in respect of works certified by the architect to have been completed under the Sub-contracts and the Main Contractor will, upon receipt of such payment from the Developer, pay NSC(A) and NSC(B) in accordance with the terms of the relevant Sub-contracts.

Mongkok Project: The Mongkok Project is a composite development project in Mongkok undertaken by the Company in joint venture with Urban Renewal Authority as part of an urban renewal scheme. The Sub-contracts require that the works thereunder be carried out to suit the Main Contractor's programme of works and be completed in good time so as not to cause delay to the Main Contract works. The works under the Main Contract are expected to be completed by December 2003.

Contractor: NSC(A) is a company engaged in the business of providing electrical and mechanical engineering services and installation of air-conditioning, fire services, industrial and building automation system. NSC(B) is a company engaged in the business of providing structural steel works and plumbing and drainage installation. The Main Contractor is a company engaged in the business of building and civil engineering construction, building maintenance and construction management services and is the holding company of NSC(A) and NSC(B).

Connected Transaction: As at 19 April 2002, certain members of the Lo Ying Shek family and their related trusts and companies (the "LYS Group") are interested in shares representing in aggregate approximately 63.06% of the issued shares of the Company. The Main Contractor is owned as to 95.92% and controlled by certain members of the LYS Group. In view of the interest of the LYS Group in the Sub-contracts, the Nominations for the Sub-contracts constitute connected transactions for the Company under the Listing Rules.

The Main Contract provides that the Developer will, through a competitive tendering process, designate nominated suppliers and subcontractors to carry out certain works covered by the Main Contract. The Developer made the Nominations after a competitive tendering process for each of the Sub-contracts, on the basis that NSC(A) and NSC(B) have submitted the lowest tenders for the relevant Sub-contracts and on the basis of the analysis of the tenders made by the architect, the quantity surveyor and the electrical and mechanical consultant of the Mongkok Project. The said architect, quantity surveyor and electrical and mechanical consultant are all independent of and are not connected with the LYS Group or any director, chief executive or substantial shareholder of the Company or any of its subsidiaries or any of their respective associates. The directors, including the independent non-executive directors, of the Company consider that the Nominations have been entered into on normal commercial terms, the contract sum of each of the Sub-contracts is fair and reasonable and the Nominations are in the best interest of the Company.

The aggregate contract sums of the Sub-contracts of HK$332 million represents approximately 2.195% of the audited consolidated net tangible asset value of the Company as at 31 December 2001. Accordingly, the Nominations do not require the approval of the independent shareholders of the Company, but details of the Nominations will be included in the Company's next published annual report and accounts.

The principal activities of the Company and its subsidiaries are property development, property investment, hotel and restaurant operations, trading of building materials and provision of property management and maintenance services.

Definitions: In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

"Company"	Great Eagle Holdings Limited, a company incorporated in Bermuda with limited liability and whose securities are listed on the Stock Exchange
"HK$"	Hong Kong Dollars
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Main Contract"	Main Contract dated 12 November 2001 made between the Developer and the Main Contractor and approved by the independent shareholders of the Company at a Special General Meeting held on 20 December 2001
"Nominations"	the nominations by the Developer of NSC(A) as the nominated sub-contractor for the E&M Sub-contract and of NSC(B) as the nominated sub-contractor for the P&D Sub-contract
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By the Order of the Board
Great Eagle Holdings Limited
TSANG Yiu Wing, Peter
Company Secretary

Hong Kong, 22 April 2002